Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 8, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	FRONTEER DEVELOPMENT GROUP INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on April 6, 2010.

1.	Proxy

2.	Supplemental Mailing Request Form

3.	Notice of Annual and Special Meeting of Shareholders

4.	Management Information Circular

5.	Online Voting Option Insert

6.	Postage-Paid Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

“Lindsay Andrews”
Administrator, Client Services